

03014045

SECU.   ___ _MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003

SEC FILE NUMBER
8-53216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** AND ENDING **12/31/2002**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Capital Ventures, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Bonum Road

(No. and Street)

Lake Wylie	**South Carolina**	**29710**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela K. Furr   **(803) 831-8142**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP

(Name – if individual, state last, first, middle name)

235 Peachtree Street, NE			
Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

OATH OR AFFIRMATION

I, _____*Pamela K. Furr*_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __**Fairview Capital Ventures, LLC**__, as of __**December 31**__, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
Title

_____
Notary Public

This report** contains (Check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRVIEW CAPITAL VENTURES, LLC

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Fairview Capital Ventures, LLC:

We have audited the accompanying balance sheets of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 4, 2003

FAIRVIEW CAPITAL VENTURES, LLC

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 9,432	8,038
Total assets	$ 9,432	8,038
Liabilities and Members' Equity		
Liabilities consisting of payable to member	$ 780	680
Members' equity	8,652	7,358
Total liabilities and members' equity	$ 9,432	8,038

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Operations

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating income:		
Business advisory fees	$ 570	30,242
Interest	52	128
Total operating income	622	30,370
Operating expenses:		
Business advisory project expenses	-	6,333
Licenses and insurance	2,748	2,904
Office supplies, printing and postage	953	2,949
Pension and profit sharing	(4,517)	8,185
Professional fees	4,673	2,586
Telephone and Internet access	1,986	12,608
Travel and entertainment	604	4,098
Other	2,131	5,491
Total operating expenses	8,578	45,154
Net loss	$ (7,956)	(14,784)

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Members' Equity

For the Year Ended December 31, 2002 and 2001

Balance at December 31, 2000	$	22,142
Net loss		(14,784)
Balance at December 31, 2001		7,358
Net loss		(7,956)
Member contributions		13,000
Member distribution		(3,750)
Balance at December 31, 2002	$	8,652

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (7,956)	(14,784)
Change in payable to member	100	680
Net cash used in operating activities	(7,856)	(14,104)
Cash flows from financing activities:		
Member distribution	(3,750)	-
Member contributions	13,000	-
Net cash from financing activities	9,250	-
Net change in cash	1,394	(14,104)
Cash at beginning of period	8,038	22,142
Cash at end of period	$ 9,432	8,038

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Fairview Capital Ventures, LLC (the "Company") which has been in business since 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Business advisory fees are recorded as services are performed.

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**
The Company had an outstanding payable to one of its members of $780 and $680 as of December 31, 2002 and 2001, respectively.

(3) **Members' Equity**
The Company was initially capitalized in August 2000 when the members contributed $7,600 in cash. In 2002, one of the members received a distribution of $3,750 in satisfaction of her ownership interest.

(4) **Pension and Profit Sharing Plan**
The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary and totaled $8,185 for the year ended December 31, 2001. During 2002, the plan administrator determined that the 2001 contribution was in excess of amounts allowed under the Internal Revenue Code and returned $4,517 to the Company.

(5) **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $8,652, which was $3,652 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

SUPPLEMENTAL SCHEDULE

FAIRVIEW CAPITAL VENTURES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of Net Capital:

Total assets	$ 9,432
Aggregate indebtedness	(780)
Net assets	8,652
Non-allowable assets	-
Tentative net capital	8,652
Haircuts	-
Net capital	8,652
Minimum net capital	5,000
Excess net capital	$ 3,652

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness, consisting of payable to member	$ 780
Net capital	$ 8,652
Ratio	.09 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2002) and the amount computed above.



Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Member
Fairview Capital Ventures, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Fairview Capital Ventures, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 4, 2003